UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Opiant Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

683750103

(CUSIP Number)

Dr. Roger Crystal

c/o Opiant Pharmaceuticals, Inc.

233 Wilshire Blvd., Suite 400

Santa Monica, CA 90401

(310) 598-5410

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683750103

(1)	Names of Reporting Persons Roger Crystal
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE of Funds (See Instructions) PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 636,594 shares (1)
	(8)	Shared Voting Power 0 shares
	(9)	sole dispositive power 636,594 shares (1)
	(10)	Shared Dispositive Power 0 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 636,594 shares (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Includes 613,155 shares of Common Stock which may be acquired within 60 days of the date of this Schedule 13D/A upon the exercise of stock options.
(2)

Percentage calculated based on 5,087,015 shares of Common Stock of Opiant Pharmaceuticals, Inc. (the “Issuer”), which is the total number of shares of Common Stock of the Issuer outstanding as of May 9, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on May 10, 2022.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on February 28, 2018 and Amendment No. 1 to Schedule 13D filed on February 6, 2020 (collectively, the “Schedule 13D”) by Roger Crystal (the “Reporting Person”) relating to the Common Stock of Opiant Pharmaceuticals, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

This filing on Schedule 13D relates to the shares of Common Stock of the Issuer, whose principal executive offices are located at 233 Wilshire Blvd., Suite 400, Santa Monica, CA 90401.

Item 2. Identity and Background.

Paragraph (b) of Item 2 is amended and restated in its entirety as follows:

(b) The business address of the Reporting Person is c/o Opiant Pharmaceuticals, Inc., 233 Wilshire Blvd., Suite 400, Santa Monica, CA 90401.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

On January 7, 2020, the Issuer granted to the Reporting Person 13,650 restricted stock units (the “01/07/20 RSUs”). One-fourth of the 01/07/20 RSUs vest on January 7, 2021 and each one-year anniversary thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On January 7, 2020, the Issuer granted to the Reporting Person a stock option to purchase 27,250 shares of Common Stock at a per share exercise price of $13.60 (the “2020 Option”). The 2020 Option vests as to one-forty-eighth of the shares on February 7, 2020 and each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On January 26, 2021, the Issuer granted to the Reporting Person 3,766 restricted stock units (the “First 01/26/21 RSUs”). 100% of the First 01/26/21 RSUs vested on January 26, 2022.

On January 26, 2021, the Issuer granted to the Reporting Person 15,650 restricted stock units (the “Second 01/26/21 RSUs”). One-fourth of the Second 01/26/21 RSUs vest on January 26, 2022 and each one-year anniversary thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On January 26, 2021, the Issuer granted to the Reporting Person a stock option to purchase 31,250 shares of Common Stock at a per share exercise price of $12.15 (the “2021 Option”). The 2021 Option vests as to one-forty-eighth of the shares on February 26, 2021 and each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On September 26, 2021, the Reporting Person made an open market purchase of 100 shares of Common Stock at a per share purchase price of $23.44.

On January 4, 2022, the Issuer granted to the Reporting Person 40,000 restricted stock units (the “01/04/22 RSUs”). One-third of the 01/04/22 RSUs vest on January 4, 2023 and each one-year anniversary thereafter, subject to the Reporting Person continuing as a service provider through each such date.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement are incorporated herein by reference. As of the close of business on June 16, 2022, the Reporting Person beneficially owned 636,594 shares of Common Stock, representing approximately 11.2% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership is based on 5,087,015 shares of Common Stock of the Issuer outstanding as of May 9, 2022.

(c) The following table sets forth sales of Common Stock of the Issuer, each effected in an ordinary brokerage transaction, which reflects the transactions that should have been reported in the first of the three required Schedule 13D amendments referenced in Amendment No. 1 to Schedule 13D filed on February 6, 2020:

Date of Sale	Number of Shares	Sale Price Per Share
October 2, 2018	10,144	$17.51
October 3, 2018	4,300	$19.23	(1)
October 4, 2018	4,006	$18.43
October 5, 2018	847	$18.14
October 8, 2018	3,059	$17.33
October 9, 2018	6,941	$17.04

(1)	The sale was executed in multiple trades at prices ranging from $19.00 to $19.75.

The following table sets forth sales of Common Stock of the Issuer, each effected in an ordinary brokerage transaction, which reflects the transactions that should have been reported in the second of the three required Schedule 13D amendments referenced in Amendment No. 1 to Schedule 13D filed on February 6, 2020:

Date of Sale	Number of Shares	Sale Price Per Share
January 4, 2019	11,834	$13.54	(1)
January 7, 2019	26,759	$13.28	(2)
January 8, 2019	11,407	$13.27	(3)

(1)	The sale was executed in multiple trades at prices ranging from $13.47 to $13.66.
(2)	The sale was executed in multiple trades at prices ranging from $13.22 to $13.50.
(3)	The sale was executed in multiple trades at prices ranging from $13.05 to $13.42.

The following table sets forth sales of Common Stock of the Issuer, each effected in an ordinary brokerage transaction, which reflects the transactions that should have been reported in the third of the three required Schedule 13D amendments referenced in Amendment No. 1 to Schedule 13D filed on February 6, 2020:

Date of Sale	Number of Shares	Sale Price Per Share
April 2, 2019	600	$12.48	(1)
April 3, 2019	3,791	$12.24	(2)
April 4, 2019	16,836	$11.93	(3)
April 5, 2019	16,001	$11.98	(4)
April 8, 2019	12,772	$12.10	(5)

(1)	The sale was executed in multiple trades at prices ranging from $12.47 to $12.52.
(2)	The sale was executed in multiple trades at prices ranging from $12.22 to $12.47.
(3)	The sale was executed in multiple trades at prices ranging from $11.90 to $12.08.
(4)	The sale was executed in multiple trades at prices ranging from $11.90 to $12.06.
(5)	The sale was executed in multiple trades at prices ranging from $12.06 to $12.20.

The following table sets forth sales of Common Stock of the Issuer, each effected in an ordinary brokerage transaction, which reflects transactions that occurred during the sixty-day period prior to the date of event which requires the filing of this Amendment (January 26, 2022) and subsequent thereto:

Date of Sale	Number of Shares	Sale Price Per Share
January 10, 2022	1,058	$30.49	(1)
January 27, 2022	1,995	$26.15	(2)

(1)	The sale was executed in multiple trades at prices ranging from $28.81 to $30.79.
(2)	The sale was executed in multiple trades at prices ranging from $25.60 to $26.70.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2022
Date

/s/ Roger Crystal
Signature

Roger Crystal
Name/Title